Exhibit 99.1

CONCERNED INTEROIL SHAREHOLDERS FILE PROXY CIRCULAR AND ISSUE LETTER TO SHAREHOLDERS OF INTEROIL CORPORATION

•	The current Board and management have destroyed significant shareholder value
•	The current Board has failed to provide effective management oversight and has adopted a flawed managerial and operational structure
•	Vote the BLUE proxy to elect the Concerned InterOil Shareholders’ five highly qualified nominees and vote FOR each of the six proposed resolutions

HOUSTON, TEXAS – May 17, 2016 – The founding shareholder, former chairman and Chief Executive Officer of InterOil Corporation (“InterOil” or the “Company”) (NYSE: IOC), Phil Mulacek, and Petroleum Independent & Exploration, LLC (“PIE Corp.”) (together, the “Concerned InterOil Shareholders”), announced today that they have issued a letter to InterOil shareholders and filed their proxy circular in connection with the annual and special meeting of shareholders of InterOil, to be held in New York on June 14, 2016 (the “Meeting”).

The Concerned InterOil Shareholders will mail proxy materials to shareholders in connection with the Meeting. Shareholders are encouraged to carefully review those materials. InterOil shareholders are urged to discard any materials received from management, and vote only on the BLUE Concerned InterOil Shareholders proxy or voting instruction form.

Shareholders are encouraged to vote only the BLUE Concerned InterOil Shareholders proxy:

•	FOR the Requisition Resolutions;
•	FOR each of our five of our highly-qualified nominees;
•	FOR the appointment of auditors;
•	AGAINST the New Plan Resolution; and
•	AGAINST the Mulacek Expenses Denial Resolution.

A copy of the letter and proxy circular is available at http://www.concernedinteroilshareholders.com and also on InterOil’s company profile on SEDAR at http://www.sedar.com.

The full text of the letter follows:

May 16, 2016

Dear Fellow Shareholders:

Our investment in InterOil is at risk!

The current board of directors (the “Board”) of InterOil Corporation (“InterOil” or the “Company”) has presided over a massive destruction of shareholder value. We believe that the current Board has failed to provide effective oversight of management and has adopted a flawed managerial and operational structure, which has significantly damaged the interests of InterOil’s shareholders and jeopardized the future of the Company. As you may know, I am the founder and former Chairman and CEO of InterOil. Petroleum Independent & Exploration, LLC and I (the “Concerned InterOil Shareholders” or “we”), together with other shareholders concerned about InterOil’s future and representing in total approximately 7.5% of the outstanding shares of the Company, requisitioned a special meeting of shareholders (the “Requisition”) under the Business Corporations Act (Yukon) (the corporate statute governing InterOil) in March 2016 seeking to improve the corporate governance of InterOil.

Since my retirement from the Company as CEO in April 2013, InterOil’s share price has declined by US$60. We believe that the current Board has failed InterOil’s shareholders in several critical ways, which have led to a substantial destruction of shareholder value. Among other things we believe:

•	The Board pursued value destructive transactions without seeking shareholder approval, including the sale of more than half of InterOil’s gross interest in the Elk and Antelope gas fields to TOTAL, S.A. (“TOTAL”). We believe that the over 50% decline in the InterOil share price in the six weeks following the announcement of the transaction, wiping out approximately US$2.5 billion in shareholder value, was a direct investor reaction to the terms of that transaction.

•	The Board has consistently proven that it lacks needed expertise and understanding of exploration and development operations in Papua New Guinea, which has led to cost overruns, repeated operational failures and high and increasing debt levels for the Company.

•	The Board is taking a destructive short-term view of InterOil’s business, sacrificing long-term shareholder value by allowing management to dispose of assets at fire-sale prices, destroy useful equipment and dismiss hundreds of recently hired and trained employees.

•	The Board has failed to disclose developments to shareholders that we believe to be material, and has emphasized non-material announcements to provide the appearance of progress for the Company.

•	Compensation levels of the Board and management are far out of scale for a company like InterOil, which has no net revenue from upstream operations and no operatorship of PRL 15 (Elk and Antelope fields) or other material lease operations. The worst example of this is the abusive “golden parachute” payment due to the CEO in the event of a change in control of the Company.

•	The interests of current directors are not aligned with the interests of shareholders. Most of the InterOil shares owned by current directors were received as share grants from the Company, and not from purchases made with their own funds.

•	The Board has provided minimal disclosure to shareholders on important matters about operations and assets based on a flawed and inconsistent measure of “materiality”. We believe that the Board is using a disclosure standard and thresholds more appropriate to a “super-major” with billions of dollars in revenue from a broad portfolio of assets, which is not appropriate for a company like InterOil that has no operations, no revenues and a single large asset that accounts for a vast majority of its value. This disclosure policy has left shareholders without the ability to accurately judge the value or performance of their investment and the Board’s stewardship of the Company and oversight of management.

SOMEONE HAD TO ACT TO PROTECT SHAREHOLDERS

I have tried over the past two years to open a private dialog with the Board and management to offer my advice on drilling and related matters based on my long experience in Papua New Guinea. However, management failed to engage meaningfully on any of the issues I raised. Finally, in the first quarter of this year, frustrated with the poor decision-making of the Board and management and InterOil common share prices below US$25.00, the Concerned InterOil Shareholders and certain other shareholders issued the Requisition in order to introduce a series of resolutions (described in greater detail below) designed to promote improved corporate governance practices for the benefit of the Company and its shareholders (the “Requisition Resolutions”). The Board initially refused to even acknowledge and disclose our lawful Requisition, which forced us to seek redress from the Supreme Court of Yukon, at our own expense, to compel the Board to act on the Requisition and bring the Requisition Resolutions to a vote at the annual and special meeting of the shareholders of InterOil to be held on June 14, 2016 (the “Meeting”).

The Requisition Resolutions (stated and described in full in our information circular) are reasonable proposals intended to make the Board accountable to shareholders, improve the composition of operational and management skills on the Board, align the Board’s interests with shareholders, and introduce basic corporate governance practices, including more complete disclosure. It is appalling to us that the Board wishes to deny basic rights to shareholders by opposing and actively soliciting votes against every single one of the Requisition Resolutions.

THE BOARD OPPOSES EACH OF OUR REQUISITION RESOLUTIONS, WHICH WOULD:

•	Compel the Board to seek shareholder approval of material transactions that involve more than 10% of the Company’s total asset value (the “Material Transactions Resolution”).

Our objective is to ensure that the current Board’s track record of entering into value destructive transactions without shareholder approval cannot continue and that directors are held accountable for all such transactions.

•	Require that at least one-third of Board members are individuals with direct operating experience in exploration and development onshore in remote jungle areas.

The Board must have the necessary expertise to be able to provide effective oversight of management so that the Company can avoid repeating the poor managerial decision-making that has plagued InterOil since I retired as CEO of InterOil.

•	Require third party analysis to support discovery announcements and evaluate the commercial potential of the Company’s assets.

To promote transparency and accountability, the Board must provide accurate and independently verified reserves information to the public and shareholders, and the Board and management must be prevented from misstating the significance of “discoveries”.

•	Compel the Board to develop and vigorously enforce a disclosure policy that exceeds the regulatory minimum.

Shareholders deserve a full and complete understanding of their investment based on a policy of full disclosure instead of minimum compliance with required standards.

•	Require a threshold price per share as a condition to any change of control payments to management; limit aggregate Board cash compensation to US$600,000 per year; and restrict the sale of equity grants received by directors for a year after their service ends.

The Board must be aligned with shareholders and incentivized to act in the long term best interests of the Company. We also want to ensure that the Board and management seek the best price for InterOil in the event of a sale of the Company, and only benefit if shareholders also benefit.

The Board’s baffling opposition to measures intended to remedy the unaccountability and poor decision-making processes that have led to a significant deterioration in the health of the Company and destruction of shareholder value troubles us and has led us to believe that even if the Requisition Resolutions are passed, the current Board will not make a good faith attempt to implement them.

THE CONCERNED INTEROIL SHAREHOLDERS HAVE CONCLUDED THAT THE ONLY WAY TO ENSURE THAT THE REQUISITION RESOLUTIONS ARE IMPLEMENTED IS TO NOMINATE FIVE HIGHLY-QUALIFIED INDIVIDUALS TO THE BOARD.

Our nominees for election as directors of the Company are myself, Mr. David Lasco, Mr. David Vance, Mr. George Cammon and Mr. Olen Overstreet. We are all highly qualified and would bring much-needed shareholder-focused representation to the Board. Each of us would also bring capital allocation and operational expertise, along with deep industry-specific experience, to the Board, all of which are currently lacking and desperately required in order to improve the health of the Company.

Fellow shareholders, at the Meeting we have an opportunity to begin to correct what we believe to be the wasteful expenditure and serious mismanagement of the Company’s resources by InterOil’s current Board and management. We have proposed resolutions intended to increase transparency and align the Board and management compensation with shareholder value creation. We have further proposed five extremely qualified individuals to help implement those resolutions and restore InterOil’s value and well-being.

We believe if properly managed, InterOil still has the potential to create billions of dollars in value for shareholders, and we strongly urge all shareholders to vote the BLUE Concerned InterOil Shareholder proxy to adopt our Requisition Resolutions to promote transparency and accountability of the Board to shareholders and elect all five of our nominees as directors of the Company.

If you require any assistance voting your BLUE proxy, contact the Concerned InterOil Shareholders’ proxy solicitor, Evolution Proxy Inc., at 1-844-226-3222 toll-free in North America, or at 416-855-0238 outside of North America (collect calls accepted), or by e-mail at info@evolutionproxy.com.

For more information, please also visit www.concernedinteroilshareholders.com.

In the following pages we outline the urgent case for change and our plan, and describe each of our Requisition Resolutions and the backgrounds of each of our nominees.

Sincerely,

Phil Mulacek

Shareholder, Founder and Former Chairman and CEO of InterOil Corporation

The Concerned InterOil Shareholders will mail proxy materials to shareholders in connection with the upcoming meeting. Shareholders are encouraged to carefully review those materials. InterOil shareholders are urged to discard any materials received from management, and vote only on the BLUE Concerned InterOil Shareholders proxy or voting instruction form.

Shareholders are encouraged to vote only the BLUE Concerned InterOil Shareholders proxy:

•	FOR the Proposed Resolutions;
•	FOR each of our five of our highly-qualified nominees;

•	FOR the appointment of auditors;
•	AGAINST the New Plan Resolution; and
•	AGAINST the Mulacek Expenses Denial Resolution.

If you require any assistance voting your BLUE proxy, contact the Concerned InterOil Shareholders’ proxy solicitor, Evolution Proxy Inc., at 1-844-226-3222 toll-free in North America, or at 416-855-0238 outside of North America (collect calls accepted), or by e-mail at info@evolutionproxy.com.

Advisors:

The Concerned InterOil Shareholders have retained Wildeboer Dellelce LLP and Taft Stettinius & Hollister LLP as its legal advisors, Evolution Proxy, Inc. as its proxy solicitor, and Bayfield Strategy as its strategic communications advisor in connection with this matter.

Cautionary Statement Regarding Forward-Looking Statements:

This press release contains forward-looking statements. All statements contained in this filing that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of the Concerned InterOil Shareholders and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. The Concerned InterOil Shareholders do not assume any obligation to update any forward-looking statements contained in this press release.

Information Contact:

For additional information on this press release please contact the Concerned InterOil Shareholders at +1 (832) 510-7028, or by email at info@concernedinteroilshareholders.com

Shareholder Contact:

For assistance in voting your proxy, please contact Evolution Proxy Inc., at 1-844-226-3222 toll-free in North America, or at 416-855-0238 outside of North America (collect calls accepted), or by e-mail at info@evolutionproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani

+1 (416) 907-9365

rlalani@bayfieldstrategy.com